[RIVAL TECHNOLOGIES, INC. logo]

2360 Corporate Circle, Suite 400, Henderson, NV 89074-7722 USA

March 30, 2011

Melinda Hooker, Staff Accountant

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.  20549

RE:

Rival Technologies, Inc.

Form 8-K

Filed March 16, 2011

File No.  0-49900

Dear Ms. Hooker

This letter is in response to your comment letter dated March 22, 2011 regarding the above identified Form 8-K of Rival Technologies, Inc. (the “Company”).  The Company filed the Amendment No. 1 to the Form 8-K on March 24, 2011 and is filing this response letter via EDGAR pursuant to your request.

The amended Form 8-K was revised to include the requested reference to the modified Chisholm, Bierwolf, Nilson & Morrill, LLC (“Chisholm”) report, dated March 27, 2009, and also included an updated Exhibit 16 letter from Chisholm.

In connection with our response to your comments, the Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Securities and Exchange Commission (the “Commission”) from taking any action with respect to the filing; and

•

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company hopes that this response to your comment letter adequately addresses your concerns.  If you have further questions or comments please contact the Company’s counsel, Cindy Shy, at (435) 674-1282 or fax (435) 673-2127.

Sincerely,

/s/Peter G. Matthews

Peter G. Matthews

President